Exhibit 12.1

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2011	2010	2011
Fixed charges
Interest expense	$150	$120	$446	$366
Amortization of debt issuance costs and debt discount	10	10	33	29
Portion of rental expense representative of interest	19	20	58	59

Total fixed charges	$179	$150	$537	$454

Earnings
Income (loss) from continuing operations before income taxes	$(287)	$(68)	$(440)	$(208)

Fixed charges per above	179	150	537	454

Total earnings	$(108)	$82	$97	$246

Ratio of earnings to fixed charges	*	*	*	*

*	Earnings for the three months ended September 30, 2010 and 2011 were inadequate to cover fixed charges by $287 million and $68 million, respectively. Earnings for the nine months ended September 30, 2010 and 2011 were inadequate to cover fixed charges by $440 million and $208 million, respectively.